Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

JeGo Technologies, Inc.
1000 Brickell Ave. Ste 715
Miami, FL 33131
http://jegopods.com/

Up to $1,069,997.60 in Class A Common Stock at $5.60
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: JeGo Technologies, Inc.
Address: 1000 Brickell Ave. Ste 715, Miami, FL 33131
State of Incorporation: DE
Date Incorporated: August 06, 2021

Terms:

Equity

Offering Minimum: $9,996.00 | 1,785 shares of Class A Common Stock
Offering Maximum: $1,069,997.60 | 191,071 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $5.60
Minimum Investment Amount (per investor): $246.40

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 12% bonus shares.

Super Early Bird Bonus

Invest within the first 72 and receive additional 8% bonus shares.

Early Bird Bonus

Invest within the first 4 weeks and receive an additional 5% bonus shares.

Amount-Based:

$500+ | Tier 1

5% bonus shares.

$1,000+ | Tier 2

Discounted early access to the JeGO Pods Pilot. 5% bonus shares.

$2,500+ | Tier 3

7% bonus shares + discounted early access to the JeGO Pods Pilot.

$5,000+ | Tier 4

10% Bonus shares + discounted early access to the JeGO Pods Pilot. Access to Investor Club/Private owners group.

$10,000+ | Tier 5

10% bonus shares + and a limited miniature wood carving model of the JeGO Pod by an Award-Winning Celebrity Sculptor (10 pieces) Discounted early access to the JeGO Pilot. Access to Investor Club/Private owners group.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

JéGo will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $5.60 / share, you will receive 110 Class A Common Stock, meaning you'll own 110 shares for $560. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

JéGO Technologies Inc. is a corporation organized under the laws of the state of Delaware that is making it easy to experience and discover local community businesses using Autonomous vehicles. Experience the convenience of having products and services delivered at your preferred location, in a safe, sustainable, and secure autonomous pod. JéGO's business model consists of a platform fee that is 20% of each service provided on the pods and a $1.75 flat fee charged to customers and users.

Competitors and Industry

INDUSTRY

The Global Autonomous Market Size is Expected to Reach $400 Billion by 2025. When specifically assessing the Autonomous Last-Mile Delivery market size, North America alone is currently estimated at $4.83 billion in 2021, and is estimated to reach $84.72

billion by 2030, with a CAGR of 24.4%)

COMPETITORS

The autonomous vehicle industry is primarily focused on addressing transportation issues (Our competitors are Zoox, Easymile, Nuro are focused on this)for Smart Cities. JéGO's solution for smart cities, however, is focused on helping local businesses get discovered through an untapped avenue, by connecting community businesses to customers on-the-go who need services such as Health, personal care services, and products delivered to their location. We are focused on convenience and saving individuals time. We also have a proprietary modular interior space that can be converted to serve a variety of working spaces.

Our design is also different in that it allows both businesses and consumers to interact in a mutual safe space. Our pods are designed to provide a convenient on-the-go concierge experience that takes human-to-human contact out of the equation.

Current Stage and Roadmap

CURRENT STAGE

We are currently working in between a concept and a working prototype for JeGO. Despite being in concept and working prototype stages, we were able to sign multiple LOIs with organizations that want to use our technology. This early interest in our solution is a strong indication of the need for our solution. Furthermore, We were able to receive our first investment from one of the Heads of Engineering at Caterpillar, who also owns over 15 patents. We believe this is a strong validation/stamp of approval from an expert at a global mechanical engineering firm. He will also be advising on Global Operations and our Engineering team.

This brings a wealth of experience to our team which consists of individuals from the tech, government, autonomous vehicle, and entertainment industries.

FUTURE ROADMAP

We have the proprietary CAD designs completed with renderings of the pods being used. Our manufacturing partner is based in the United States and has a proprietary solution that enables us to be up and running in less than 5-8 months. Looking farther into the future, in 5 years, we plan to have successfully completed numerous pilot projects in multiple cities, anticipating that our pods will reach the 100 vehicle fleet mark. The markets we are expanding to are Atlanta, L.A, New York, Luxembourg, South Africa.

2022 will be focused on Rolling out the JeGO pods in Miami. The estimated launch for our pilot is Summer 2022. The pilot will be focused on setting up our vehicle operations infrastructure in Miami, Road Mapping, and testing our first area of use for the JeGO pods; which will be COVID testing & IV Drips. With the recent vaccine mandate, our goal is to get to market fast so we can provide a solution to community businesses looking for alternatives to traditional Brick & Mortar. We plan to use 2022 to test health and smart retail. During this period, we will also launch our JeGO Marketplace Mobile App.

2023 we plan to replicate the system & structure created during our pilot year in 2 new cities simultaneously. The potential cities are Atlanta & Los Angeles. Each city will have a minimum of 2 vehicles to commence operations.

2024 we plan to add more cities, New York, Columbus, Boston & D.C.

2025 is a big milestone year for us as we anticipate the regulations surrounding Autonomous Vehicles operations and the limitations will be lifted. This will allow us to cover more areas and increase our monetization opportunities.

We currently have a proprietary Autonomous vehicle design with modular interior functionality owned by our Founder, Frederick Akpoghene that will be assigned to JeGO Technologies Inc.; we also have an IoT mobile app marketplace connected to the JeGO pods, to make the local business discovery seamless on the JéGO community.

We plan to sell JéGO's technology across the United States, direct-to-consumer businesses online. By investing in JéGO, you're investing in:

(1) sustainable and safe technology that benefits the future of your community businesses;

(2) a team that is made up of professionals with backgrounds from tech, government, healthcare, and finance;

(3) a company that is building an infrastructure that will ensure the present and future growth of community businesses.

The Team

Officers and Directors

Name: Frederick Akpoghene

Frederick Akpoghene's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, Director, and Interim CTO
  Dates of Service: August 01, 2021 - Present
  Responsibilities: Leading the team with our "WHY" and ensuring that every team member is in alignment with our company's mission. Day to day operations, fundraising, strategic partnerships and business development, marketing strategy. Frederick does not currently receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Scizzrs Inc.
  Title: Founder & CEO
  Dates of Service: January 01, 2018 - July 20, 2021
  Responsibilities: Management, marketing, day to day operations.

Other business experience in the past three years:

- **Employer:** Abovav Play Inc
  Title: CTO
  Dates of Service: November 01, 2011 - August 01, 2021
  Responsibilities: Managed a team of engineers. Sales, business development.

Name: Yinka Majekodunmi

Yinka Majekodunmi's current primary role is with Miami-Dade County. Yinka Majekodunmi currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisor - Finance
  Dates of Service: August 01, 2021 - Present
  Responsibilities: Drive the company's financial planning, perform risk management, manage vendor relationships. Yinka currently receives 3% equity ownership in the company and will receive a salary of $80K at a later date after this Reg CF has closed and sufficient funds are available to pay the team. Yinka currently works in an Advisory role and the Company plans to have Yinka become the CFO once sufficient capital is raised to develop the leadership team. In the interim, he is acting CFO. Yinka currently works approximate 10 hours a week on Jego and has a full-time role as listed below.

Other business experience in the past three years:

- **Employer:** Miami-Dade County
  Title: Director - Office of the Commission Auditor
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Office of the Commission Auditor

Other business experience in the past three years:

- **Employer:** Miami-Dade County
  Title: Director Finance & Administration - Information Technology Dept
  Dates of Service: January 01, 2016 - January 01, 2019
  Responsibilities: Director Finance & Administration - Information Technology Dept

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our JeGO Pods. Delays or cost overruns in the development of our JeGO Pods and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating

needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Our Company was formed on August 6, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our pods is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's

intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are

unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, we rely on third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks on our technology providers' could harm our reputation and materially negatively impact our financial condition and business.

Manufacturing Risk
Certain or a majority of the parts of the pods are produced by manufacturers over which we have little to no control over. As such, should any of these manufacturers be unable to produce the parts needed, the production of the pods may be negatively impacted or stopped altogether.

Research and Development Costs
The costs associated with the research and development of the pods are difficult to ascertain, and are even more difficult to project in the future. If we inaccurately project these costs, our operational and financial results may suffer as a result.

Autonomous Risk Vehicle Risks
The industry in which we operate is a relatively new industry, and as such, there are risks, although unknown now, may present themselves at a later stage that could have

a negative effect on the industry and, as a result, on the Company as well.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Frederick Akpoghene	1,753,700	Class B Common Stock	100.0

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 191,071 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 3,000,000 with a total of 32,300 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

Please refer to Exhibit F of our Offering Memorandum for more details about the rights associated with each class.

Liquidation, Dissolution Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, assets of the Corporation available for distribution to its stockholders or, in the case of a deemed Liquidation Event, the consideration shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Stock Options

The total amount outstanding includes 25,020 of shares to be issued pursant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 1,753,700 outstanding.

Voting Rights

One vote per share.

Material Rights

Please refer to Exhibit F of our Offering Memorandum for more details about the rights associated with each class.

Liquidation, Dissolution Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, assets of the Corporation available for distribution to its stockholders or, in the case of a deemed Liquidation Event, the consideration shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $15,000.00
  Number of Securities Sold: 5,460
  Use of proceeds: Working capital
  Date: August 30, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,753,700
  Use of proceeds: Business plan acquired from founder through issuance of founder's shares
  Date: August 30, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $5,000.00
  Number of Securities Sold: 1,820
  Use of proceeds: Working capital
  Date: August 30, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock Options
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 20,020
  Use of proceeds: Strategic investment.
  Date: August 30, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock Options
  Type of security sold: Equity
  Final amount sold: $0.00

Number of Securities Sold: 5,000
Use of proceeds: Class A common stock options for services/know-how
Date: August 30, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our business model is designed to generate revenue daily once the JeGO pods are in operation. In the event, the business is not generating revenue, we would have only approximately 12 months of runway with the funds secured from our Reg CF.

However, our costs are significant and require capital for the business to continue to operate. In event that this JeGO is not able to generate revenue, the JeGO marketplace app will also be another avenue where it has hopefully garnered sufficient users to faciliate transactions between them in this Platform business model.

The business model has 3 sources of revenue: Retail, Subscription & Advertising. We have designed a model to foster a steady revenue flow once it is up and running.

Foreseeable major expenses based on projections:

Our major expenses will be centered around the manufacturing costs of JEGO Pods. We also have to hire the best employees in departments such as Software Engineering, Mechanical Engineering, Admin, Operations Manager, Data Scientist, Sales Managers, Legal Costs, Marketing Costs, and Insurance Costs.

Some of our major costs are below:

R&D Costs

We will use these funds to further our R&D efforts for our Prototype. We have receieved an estimated quote of $335,000 from our manufacturing partners.

Additional costs for maintenance and insurance from our partners are appx $18,000 per month.

Marketing Costs

We will use these funds to market JeGO products and offerings. Major costs will include but not limited to, Product Marketing, Social Media Marketing and paid marketing. For marketing, we have a budget of $150,000 - $175,000 allocated. We have been advised to allocate appx $100,000 towards our "Crowdfunding marketing efforts". Our social media management, and paid marketing is expected to be between $75,000. We want to be lean with this number, in order to dedicate most of our resources to costs associated with completing the build of our prototype.

Operations

Ongoing legal fees and vendor payments are another major expense. Legal fees are currently at $25,000

Working Capital

We will use these funds to pay for ongoing overhead expenses such as rent, business development and payroll.

It's also worth noting that the current global supply chain could impact our manufacturing process and impact the pilot launch. If the supply chain issues continue to persist, this might impact our plans negatively. As a result, this might negatively impact our ability to raise capital while the supply chain issues persist.

Future operational challenges:

Some future operational challenges we foresee are the Global Supply chain issues. If things get worse, it could impact our launch plans because we may not be able to access the right materials or items required to manufacture our JegoPods.

Future challenges related to capital resources:

Raising capital to add more fleets and grow the team. This raise is significant for our company to begin building our business.

Future milestones and events:

Future milestones that will impact the company financially are being able to complete and launch our MVP in Miami successfully. This will help in drawing more customers to the platform and solidifying our product's presence in the marketplace. Launching our pilot gives our company exposure to customers and potential investors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2021, the Company has capital resources available in the form of a line of credit for $10,000 from Silicon Valley Bank and $15,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support COVID Testing & IV Therapy Pilot Launch in Miami, Florida.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has raised, 90% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 months. This is based on a current monthly burn rate of $15,000 for expenses related to Operations, Contractors, R&D, Software development; the funds here are spent on continuous software development. We currently have 4 engineers, and Marketing costs here are related to PR for JeGO, Social Media Marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $15,000 for expenses related to Operations, Contractors, R&D, Software development; the funds here are spent on continuous software development. We currently have 4 engineers, and Marketing costs here are related to PR for JeGO, Social Media Marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including raising capital from Angel Investors & Venture capital. We received our first investment from an Angel Investor who's interested in follow-on rounds. Silicon Valley bank is JeGO's bank and they offer a line of credit to customers.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,001,600.00

Valuation Details:

Our pre-money valuation is based on an analysis of multiple factors including, letters of interest, community outreach, our investors, our intellectual property, comparable market analysis and our development stage.

First, we have letters of interest from potential key strategic partnerships with Smart City-related Companies that will contribute to the success of our pilot. Second, Our valuation is also influenced by our leads of over 600 community businesses that have signed up to be a part of the JeGO community.

Third, our first investment came from one of the Global Heads of Engineering at Caterpillar, who also owns over 15 patents. We believe this is a strong validation/stamp of approval from an Expert at a Global Mechanical Engineering firm. He will also be advising on Global Operations and our Engineering team.

In addition, to this investor, our advisory team consists of individuals from Tech, Government Miami, Autonomous Vehicle Space, and Entertainment backgrounds. Our Founder is a 4X Founder, Serial entrepreneur Technologist, Software Engineer, and a NASDAQ Milestone Maker (Fall 2020). His software development company Abovav, is a trusted Technology partner to 100s of businesses, NBA/NFL champions, and start-ups around the World. Our Finance Advisor and Interim CFO is a Business Operations & Finance Executive with experience in private and Government Organizations with a focus on Smart City technology, governmental accountability, fiscal strategy, and financial operations. He has experience overseeing the City of Miami's $500m IT budget.

Fourth, our valuation is also influenced by the market value of developing and selling the fully functional JeGO Autonomous pods built following the design from our pending patent (as approved by our board).

Fifth, our methodology to arrive at our Reg-CF valuation included an analysis of similar stage businesses such as Zoox, and Easymile. Publicly available reports show that in 2014, Zoox had a valuation of appx $20 million and at the stage, only had renderings. In 2016 (2 years after launching) autonomous vehicle startup Zoox raised about $200 million at a $1 billion valuation. Our valuation is 1% of their valuation 2 years after they had launched commencing. Furthermore, in 2018 (4 years after launch) they closed a $500 million raise at a $3.2 billion post-money valuation. 3X their valuation in 2016.

Sixth, we have a Marketplace Mobile App currently in beta that will be connected to our Autonomous vehicles and allows users to discover businesses nearby using the Pods. Marketplaces show an average valuation of $5m pre-seed. With the addition of our Autonomous vehicle proprietary designs, technology, partnerships to enable a smooth Go-to-market strategy, we are on track to see further expansions. We expect a successful Pilot to boost our valuation significantly in 2022.

The company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,997.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  41.5%
  We will use these funds to further our R&D efforts for our product.

- *Marketing*
  25.0%
  We will use these funds to market the launch of our new product.

- *Operations*
  15.0%

Ongoing legal fees and vendor payments.

- *Working Capital*
  15.0%
  We will use these funds to pay for ongoing overhead expenses such as rent and payroll.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://jegopods.com/ (jegopods.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/jego

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR JeGo Technologies, Inc.

[See attached]

JEGO TECHNOLOGIES INC.

FINANCIAL STATEMENTS
FROM INCEPTION (AUGUST 6, 2021) TO AUGUST 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Jego Technologies Inc.
Miami, Florida

We have reviewed the accompanying financial statements of Jego Technologies Inc. (the "Company,"), which comprise the balance sheet as of August 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (August 8, 2021) to August 31, 2021 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 17, 2021
Los Angeles, California

Jego Technologies Inc.
BALANCE SHEET
(UNAUDITED)

As of August 31,		**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	14,744
Total current assets		**14,744**
Total assets	**$**	**14,744**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit cards	$	752
Total current liabilities		**752**
Total liabilities		**752**
STOCKHOLDERS EQUITY		
Common Stock		10
Additional Paid in Capital		14,990
Retained earnings/(Accumulated Deficit)		(1,008)
Total stockholders' equity		**13,992**
Total liabilities and stockholders' equity	**$**	**14,744**

See accompanying notes to financial statements.

JEGO TECHNOLOGIES INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (August 6, 2021)	**August 31, 2021**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	996
Sales and marketing	12
Total operating expenses	1,008
Operating income/(loss)	(1,008)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(1,008)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (1,008)**

See accompanying notes to financial statements.

JEGO TECHNOLOGIES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount		Additional Paid in Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholders' Equity
Inception date August 6, 2021)	-		$	-	$	-	$	-
Issuance of Stocks	100,000	$ 10	$	14,990				15,000
Net income/(loss)	-	-		-		(1,008)		(1,008)
Balance—August 31, 2021	**100,000**	**$ 10**	**$**	**14,990**	**$**	**(1,008)**	**$**	**13,992**

See accompanying notes to financial statements.

JEGO TECHNOLOGIES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (August 6, 2021)		August 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(1,008)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Credit cards		752
Net cash provided/(used) by operating activities		**(256)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		-
Net cash provided/(used) in investing activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock		15,000
Net cash provided/(used) by financing activities		**15,000**
Change in cash		14,744
Cash—beginning of year		-
Cash—end of year	**$**	**14,744**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Jego Technologies Inc. was incorporated on August 6, 2021 in the state of Delaware. The financial statements of Jego Technologies Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami Florida.

JéGo is making it easy to experience and discover local community businesses using Autonomous vehicles for last-mile delivery solutions. Connecting community businesses to customers On-The-Go.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of August 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits

Income Taxes

Jego Technologies Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by through charging platform fee of 20% for each service provided on the pods and $1.75 flat fee charged to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to year ended August 31, 2021 amounted to $12, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 17, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of common shares with par value of $0.0001. As of August 31, 2021, 100,000 have been issued and are outstanding.

4. INCOME TAXES

The provision for income taxes for the year ended August 31, 2021 consists of the following:

As of Year Ended August 31,		**2021**
Net Operating Loss	$	(257)
Valuation Allowance		257
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities at August 31, 2021 are as follows:

As of Year Ended August 31,		2021
Net Operating Loss	$	(257)
Valuation Allowance		257
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of August 31, 2020 and August 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending August 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,008, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,008. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of August 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of August 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

5. RELATED PARTY

There are no related party transactions

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of August 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from August 31, 2021 through September 17, 2021 the date the financial statements were available to be issued.

On September 10, 2021, First Amended and Restated Certificate of Incorporation was issued. Now, the company is authorized to issue 5,000,000 shares of common stock with par value of $ 0.0001 consisting of 3,000,000 shares of Class A and 2,000,000 shares of Class B.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

JéGO Technologies, Inc.

Autonomous driverless technology


JéGO Pods | COVID Testing
JéGO
Image is computer-generated rendering. Product is still currently under development.

Website · Miami, FL · TECHNOLOGY

$0.00 raised

0 Investors	**$10M** Valuation
$5.60 Price per Share	**$246.40** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

JéGO is making it easy to experience and discover nearby businesses using Autonomous vehicles. Experience the convenience of having products and services delivered at your preferred location, in a safe, sustainable and secure autonomous pod.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Be an early adopter; JéGO is modernizing commerce through use of our autonomous shuttles. With JéGO, businesses can utilize a safe, sanitary, & fully-automated 'workspace on wheels' to deliver products & services to their customers.
- Our team is mission-driven, community-centric, and made up of professionals from Tech, Logistics, Government, Healthcare, Finance, and Retail. We already have a patent pending on our proprietary autonomous shuttle/pod design.
- The global autonomous market size is expected to reach $400 Billion by 2025 as a majority of Tech & Automobile Giants aggressively switch from combustion engines to EVs & AVs between now and 2025. JéGO is a sustainable company contributing to the urgent global zero emissions goal.

Connecting Businesses to Customers on the Go

JéGO brings the personal care services and products you need - all right to your location with the power of autonomous, driverless technology.


JéGO brings the personal care services and products you need
all right to your location with the power of autonomous, driverless technology.

This new logistics network is built for the success of businesses - all designed to make it easy for them to be discovered. Customers will be able to have these services brought right to them, and also be able to securely order products from their own neighborhood.

JéGO is here to enable business owners in the personal care and health space to carry out their business without the burden of fixed costs like rent.


JéGO is here to enable business owners in the personal care and health space to carry out their business without the burden of fixed costs like rent.

**Images are computer-generated demo versions. Product is still currently under development*

JéGO's mobile app (currently in beta, not yet available to the public) provides tools to automate business operations. As a result, we hope businesses that use JéGO pods to see an increased flow of revenue by enabling them to reach customers on the go.

JéGO is in the early development stages of its products. Currently, there are no products available on the market and we are in the process of R&D.

THE PROBLEM

Covid-19 Shattered More Than 1 Million Small Businesses

Retail as we know it, is changing rapidly. Malls are closing down or being converted to offices & apartments. This indicates that the majority of businesses are ditching leases to look for alternatives to Brick & Mortar (source).


Retail as we know it, is changing rapidly.
This indicates a majority of businesses are looking for alternatives to Brick & Mortar

The effects of the pandemic aren't going anywhere anytime soon. While some businesses have largely recovered from the initial decline - others continue to lag, and some recovered only to experience subsequent declines (source).

Businesses are the backbone of every economy. That inspired us to ask ourselves: How can we stop this further decline in businesses?

THE SOLUTION

Connecting Businesses to Customers On-the-Go in a Post-Pandemic Society

JéGO plans on making it easy to experience and discover nearby businesses using Autonomous vehicles.

That means...


Electric and fully autonomous vehicles
A better, faster, safer service for the customer
Plenty of interior and exterior marketing opportunities.

Images are computer-generated demo versions. Product is still currently under development

Customers will be able to engage with businesses that provide services such as COVID Testing, IV drips, and other personal care services. Plus, customers who order from a JéGO vendor may be prompted with the option of a Pod delivery. Hello contactless service.


JéGO Pods | COVID Testing

Images are computer-generated demo versions. Product is still currently under development

And it's pretty easy, too. When the Pod arrives at a location, it waits outside and sends a push notification alerting the customer that the delivery or service provider has arrived - typically within an hour or less.

Our goal is to reduce this time by increasing the number of vehicles on the road. Only JéGO verified users have access to the pods.


Our goal is to reduce this time by increasing the number of vehicles on the road.
Only JéGO verified users have access to the pods.
Wallet
Payment methods
ADD
5555 5555 5555 5555
Exp. Date 12/23
Card Holder
My referral rewards
You have 300 Points
REDEEM
Your code is ONJQUS63RC
COPY
When a user signs up with your referral code, you earn 100 points and they get 10% off their first appointment. When you hit 500 points, we will reward you.
Here's how it will work
1
Find and review top rated service providers by location
2
Choose a time and book
3
JéGO arrives at your location with the service provider ready to go.
What are you looking for, Frederick?
Health
Groceries
Recently ordered
Recommended for you
Confirm pickup location
Confirm

**The above graphic contains images of our beta app which is currently not available for general use.*

Our plan is for the JéGO Platform fee to be 20% of each service provided on the pods, with a **$1.75** flat fee charged to users.

Here's more on what our business model looks like:


Service Revenues
Subscription Income
Subscription Fees
Our plan is for the JéGO Platform fee to be 20% of each service provided on the pods, with a $1.75 flat fee charged to users.
Marketing Revenue
Marketing Services
E-commerce Revenue
E-Commerce

Images are computer-generated demo versions. Product is still currently under development

THE MARKET

The Global Autonomous Market Size is Expected to Reach $400 Billion by 2025

When specifically assessing the Autonomous Last Mile Delivery market size, North America alone is currently estimated at **$4.83 billion** in 2021, and is estimated to reach **$84.72 billion** by 2030, with a CAGR of **24.4%** (source).


North America alone has an estimate of
$4.83 billion in 2021
Estimated to reach
$84.72 billion
by 2030

(Source)

Images are computer-generated demo versions. Product is still currently under development

The autonomous vehicle industry is primarily focused on addressing transportation issues for Smart Cities. JéGO, however, is focused on helping local businesses get discovered through an untapped avenue, by connecting community businesses to customers on-the-go.


The autonomous vehicle industry is primarily focused on addressing transportation issues for Smart Cities.
JéGO, however, is focused on connecting businesses to customers on-the-go.

Images are computer-generated demo versions. Product is still currently under development

Our design is also different in that it allows both businesses and consumers to interact in a mutual safe space. Our pods are designed to provide a convenient on-the-go concierge experience that takes human-to-human contact out of the equation.

OUR TRACTION

We're On the Move

JéGO has a proprietary design and our IP Legal team has commenced our initial filing of our design and provisional patent. We have received letters of interest from organizations in the Engineering, Healthcare, and Technology industries, connecting users with everything from safe, remote COVID-19 test delivery to IV therapy and urgent care. We already have a partnership with Care on Wheels, an urgent care clinic in Miami that will be using our pods to extend their practice and reach more customers.

We believe this is early interest in our solution is a strong indication that we are a need in the market.


We received letters of interest from organizations that want to use our technology.
JéGO received an early investment from one of the Heads of Engineering at a Fortune 100 Engineering Company - who also owns over 15 patents.

Images are computer-generated demo versions. Product is still currently under development

Not to mention, we were able to receive an early investment from one of the Heads of Engineering at a Fortune 100 Engineering Company who also owns over 15 patents.

We believe this shows to be a strong stamp of approval from an expert at a Global Mechanical Engineering firm. He will also be advising on Global Operations and our Engineering team.

This adds to an already large wealth of experience in our team, consisting of individuals from Tech, Government, Autonomous Vehicle, and Entertainment background.

WHY INVEST

Together We Can Empower Community Businesses

In 5 years, we plan to have successfully completed numerous pilot projects in multiple cities, anticipating that our pods will reach the 100 vehicle fleet mark.


In 5 years
We plan to have successfully completed numerous pilot projects in multiple cities, anticipating that our pods will reach the 100 vehicle fleet mark.

Images are computer-generated demo versions. Product is still currently under development

We plan to have more routes added to our network - giving the community businesses in our network even more exposure. The cities we have strong interests in our pilots are Miami, Atlanta, Austin, LA, South Africa, and more.

Our first area of use with the pods will be COVID testing & IV Drips. With the recent vaccine mandate, our goal is to get to market fast so we can have the JeGO Pod prototype available in our pilot in Miami, Florida to provide COVID Testing, IV Therapy, & Smart Retail.


Our first area of use with the pods will be COVID testing & IV Drips.
JéGO Pods | COVID Testing
Our goal is to get to market fast so we can provide a solution to businesses looking for alternatives to traditional Brick & Mortar

Images are computer-generated demo versions. Product is still currently under development

By investing in JéGO, you not only get to participate in pioneering a cutting edge technology, but you get to participate in helping us empower our community businesses to earn more income opportunities. Care to join the mission?

Meet Our Team



Frederick Akpoghene

Founder, CEO, Director, and Interim CTO

Frederick Akpoghene is a 4X Founder, Serial Entrepreneur Technologist, Software Engineer, and a NASDAQ Milestone Maker (Fall 2020)

Frederick commenced his tech career at the early age of 16 at the Microsoft IT Academy, where he learned Computer programming. He furthered his Computer Programming education in University with a degree focused on Global Business and providing Software development solutions to local businesses while attending College full-time. This led to him building a very profitable, Multi-million dollar Technology company, Abovav Technologies. Abovav is a trusted Technology partner to 100s of businesses, NBA/NFL Champions and start-ups around the World. He is also the mastermind behind 2 other multi-million dollar companies, Scizzrs Inc, and Oddio Tribe Holdings. As an immigrant, he believes in creating Community-centered experiences that connect communities, in order to create long-term impact.

He is also the son of an Architect/Sculptor and Property Developer, Frederick got an early start in business by shadowing his Father every day at the Office, starting as early as 5. Learning how to successfully Operate a National business with a large Furniture factory with hundreds of Employees. Frederick is also a seasoned Growth hacker, Author, Startup Advisor, and Angel Investor.



Yinka Majekodunmi

Interim CFO & Advisor

Finance executive with experience in private and government organizations with a focus in information technology, governmental accountability, fiscal strategy, and financial operations. A passionate mentor and speaker for entrepreneurship and small businesses. Previously held position as the Director of Finance & Administration - Information Technology Dept at the Miami Dade County. Director office of the commission auditor. Yinka currently works approximate 10 hours a week on Jego and has a full-time role as listed below.



Fabio Pereira

Medical Operations Advisor

Mobile Urgent care Founder and Expert. Business savvy physician assistant specialized in urgent care with a post graduate in Emergency Medicine from Nova Southeastern University.



Temitope Akinlua

Investor/Advisor

There are two words that most effectively describe my personal credo: continuous improvement. I have an incessant focus on being better today than I was yesterday so that I can best serve and positively impact the people around me and my environment. I have 13 years of Engineering leadership at Caterpillar, where I designed, tested, and implemented innovative patented solutions that have defended global market share and industry leadership. Supported various functional groups to ensure that product offerings have high quality, widespread availability, competitive price, and premium performance. More importantly, this focus helps me strive daily to be the best husband, father, friend, and member of my community.



Stewart Cornelius

Head of Partnerships - Part Time

Stewart Cornelius manages the Partnership Solutions team at Twitter, in this position he plays a pivotal role in working with high profile Twitter customers and celebrities. The core focus of his team is creating Twitter exclusive content, increasing health and safety on the platform, and driving product adoption. Before this role, he was the Agency Development Lead dedicated to Publicis Groupe, the 3rd largest global marketing holding company in the world managing over $80 million in revenue in the U.S. In addition to his work in advertising, Stewart was a Blackbirds business resource group lead at Twitter. In this position, he is focused on diversity recruiting and community outreach, creating internal support and structure for hiring members of the African diaspora at Twitter. He started his 11-year media career as an Account Service Representative at Turner Broadcasting. After a few years at Turner, he transitioned to the Sales Partnerships role at the online video joint venture, Hulu. As a part of Hulu, he successfully built and managed a $45 Million dollar book of business, which included Microsoft, Samsung, Sprint, Comcast, P&G, and Verizon. Stewart is a proud alumnus of Morehouse College in Atlanta, GA where he received a B.A. in Business Administration with a concentration in Marketing and Finance. In his free time, he is the co-host of the Marketing Misfits podcast, which provides commentary on the black experience within the marketing/advertising industries.

Stewart currently works 20 hours per week, on a part-time basis, for JeGO.



Ahmed Hossam

Product Manager & Software Engineer

A Design-Centric Software Engineer and UI/UX Designer. Ahmed always strives for excellence and continuous improvements. I enjoy working closely with Engineers, designers and leadership to design & deliver products that advance the JeGO mission.



Raymond B. Kaniu

Advisor

Raymond B. Kaniu is the Founder of Strähl Composite, an independent International Affairs start-up think tank that applies Collective Intelligence to assist leaders in the public and private sectors to make informed decisions. He has previously served as an Executive in a disruptive property management technology (Proptech) company in Kenya, advised Senators in the State of New York, and served in a variety of public policy positions for various global institutions in Japan, Netherlands, and the United States.

He has a passion for Diplomacy, Governance, and Tech+Society. He advises decision-makers regarding external/internal threats and opportunities and creating engagement strategies to protect and accelerate priorities, and has been a guest speaker at many events and institutions in different parts of the world. Raymond has a BSBA in Global Business Administration from Suffolk University, an MA in International Relations from Syracuse University and a Masters in Public Policy (MPP) from Hertie School of Governance in Berlin, Germany.



Dawn Dickson-Akpoghene

Advisor/Investor

Founder/CEO, PopCom.Dawn Dickson-Akpoghene is a serial entrepreneur and inventor with over 20 years of experience in technology entrepreneurship, marketing and business development. She has founded five successful cash flow positive companies since 2001, including Flat Out of Heels (2011) and PopCom (2017) and is considered to be a pioneer in the equity crowdfunding space.



Matthew McGill

Technology Operations

I live by the words "You learn something new everyday" and today you'll learn a little about a rising senior Electrical Engineering student at North Carolina Technical State University. You'll learn a little about me, Mathew McGill.

Hailing from Bronx, New York i am results-driven innovator with a strong attention to detail. I address every problem with an interdisciplinary approach using a plethora of problem-solving skills owed to my diversity in experiences. I am an excellent team player who understands the power of collaboration, nothing is impossible when people put their minds together.

I am constantly seeking new networking & professional development opportunities, as I continue my pursuit to contribute fresh & dynamic ideas to my field of study



Fola Dada

Technology Advisor

Cofounder @OjaExpress | Techstars '20 | Food Foundry cohort 2

• Member of three developers team at a fintech company that built marketing tools to support over 1600 banks and $35.7 billion in revenue in a quarter and growing.

• Grew a tech blog from 0 - 500k pageviews/month in 6 months.

• Member of a small engineering team that worked on the only magnetic levitation (high speed) train built in the US.

• Member of three developers team that built a legal annotation web app that generated over $500 millions in revenue.

• Experience in Android application development using Eclipse, SQLite, XML, Android SDK and ADT plug-in

• Able to implement Android framework APIs (Location, Camera, Notifications, Maps)

• Experience in troubleshooting/debugging and using of various version control systems

• Extensive knowledge and experience in PHP, MySQL, HTML, JavaScript and CSS



Amine Bidoud

Product Engineer

As an Engineer, I enjoy building products that simplify our day to day life. Solving complex problems using data and information from a variety of sources (customer data, supplier data, manufacturing and service data) to develop deep insights into products. I enjoy being part of an innovative team that helps to resolve urgent, critical manufacturing and supply chain challenges in our communities.



Ronald Falls Jr.

Investor/Advisor

A multifaceted executive with over 20+ years of financial services experience and a proven leader. Ronald's acumen for leadership and development in the financial services industry began learning the ropes of investment management at Goldman Sachs & Co., the ins and outs of a deal sheets and complex transactions as an M&A counsel at Skadden & Arps, executing capital markets deals across SE Asia as counsel for Latham & Watkins, as a C-Suite executive in both Singapore and Los Angeles, most recently leading an $18bn asset management firm, expanding both its product offering, strategy and AUM. In 2021, Ronald moved full time into venture capital (with a focus on DEI, ESG and FinTech), political strategy (senior strategist for Chris Jones for Governor) and mentoring the next generation of leaders and executives (through PledgeLA) with a concerted focus on social impact and providing access, equity and inclusion to underrepresented minorities in corporate America and venture capital.



Uzo Amuzie

Investor & Advisor

Uzo is a seasoned operator, investor, founder, and startup advisor, with expertise in fintech and B2B SaaS. He spent 5 years at Goldman Sachs in & around internal startups — including Symphony.com and Marquee — in software engineering, sales, product, and CRM.

He is the Founder & CEO of Small World, a /dev/color x Concrete Rose Capital accelerator company in the social tech space. He is the Founder & Managing Partner of Cliffwood Ventures, an entrepreneurial consultancy and studio for emerging founders. He is also a dedicated member of the On Deck and BLCK VC communities.

Uzo brings his wealth of relationships, operational expertise, product instinct, and governance experience to the JéGo team.

Offering Summary

Company	JeGo Technologies, Inc.
Corporate Address	1000 Brickell Ave. Ste 715, Miami, FL 33131
Offering Minimum	$9,996.00
Offering Maximum	$1,069,997.60
Minimum Investment Amount (per investor)	$246.40

Terms

Offering Type	Equity
Security Name	Class A Common Stock
Minimum Number of Shares Offered	1,785
Maximum Number of Shares Offered	191,071
Price per Share	$5.60
Pre-Money Valuation	$10,001,600.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 12% bonus shares.

Super Early Bird Bonus

Invest within the first 72 and receive additional 8% bonus shares.

Early Bird Bonus

Invest within the first 4 weeks and receive an additional 5% bonus shares.

Amount-Based:

$500+ | Tier 1

5% bonus shares.

$1,000+ | Tier 2

Discounted early access to the JeGO Pods Pilot. 5% bonus shares.

$2,500+ | Tier 3

7% bonus shares + discounted early access to the JeGO Pods Pilot.

$5,000+ | Tier 4

10% Bonus shares + discounted early access to the JeGO Pods Pilot. Access to Investor Club/Private owners group.

$10,000+ | Tier 5

10% bonus shares + and a limited miniature wood carving model of the JeGO Pod by an Award-Winning Celebrity Sculptor (10 pieces) Discounted early access to the JeGO Pilot. Access to Investor Club/Private owners group.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

JéGo will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $5.60 / share, you will receive 110 Class A Common Stock, meaning you'll own 110 shares for $560. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow JéGO Technologies, Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

start engine

©2021 All Rights Reserved

About
Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies
Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors
Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The US has conducted 657 million COVID tests to date—and demand is only increasing with surging infections and increased testing requirements, regardless of vaccination status.

The autonomous market is expected to reach $367 billion globally by 2030, and while the industry has focused mainly on the adoption of transportation, it's clear now more than ever how people will need services on the go—starting with COVID testing.

We're JéGo—the autonomous vehicle manufacturer that is a market maker in designing these vehicles for commercial use and providing on the go services. We're partnering with a Local Manufacturer to produce the JéGo Pod—our patent pending flagship prototype—here in the US, with an initial focus of putting them in the hands of healthcare providers within the next two years.

With a commitment to provide mobile urgent care in Miami, and a pilot area already mapped out, we're on course to bring COVID and flu testing, IV therapy, and other healthcare services to the community. We're on a mission to expand across multiple sectors, including redefining retail—users are able to log on the JéGo Mobile app, find services or products near them, book a time, and JéGoPod comes to them with the service provider ready to go.

Dawn Dixon

Automation is the future. We're seeing this in everything that we do from Going to the airport to going to the grocery store so why wouldn't services be automated as well. Covid accelerated the need for human-less contact and the fact that JèGO doesn't require a driver and can run anytime on its own route and is safe. It's a no-brainer for me.

Ronald Fall

I'm an investor and advisor to JeGO technologies because I believe in the vision and execution of its founder & CEO Frederick. I am also an investor and advisor to JeGO technologies because I believe in the future. The future of automation. The future of autonomous vehicles. The future of the delivery of both mobile goods and services to consumers. I am also an advisor and investor to JeGO technologies because I believe in community. The future of community; created through JèGO technology infrastructure allowing both small businesses and consumers to come together in a new post-pandemic ecosystem.

Temitope Akinlua

I'm a JèGO investor and advisor because it will provide a platform that will allow small businesses to leverage autonomous vehicle technology. And not only will it help increase their reaching capabilities, but will also reduce friction connecting customers with service providers.

Fabio Pereira

I'm a founder, CEO of an urgent care...mobile urbane care south Florida. I was approached by Frederick. He explained to me about JèGO from the very start I saw his vision. Especially since I have a mobile urgent care. I see all these services that are available, that could be potentially available to everyone in the community through these JèGO pods. So I decided to get right board as an advisor.

Dawn Dixon

When I talk about JèGO I just really like to focus on the fact they're offering mobility as a service. And designing pods that are unique and different. We've all seen autonomous vehicles that take people places and transportation but have never seen autonomous vehicles used as a service. And that's what I tell people about JèGO.

Stewart Cornelius

This product excites me so much because of its never-ending applications. I think about any of the times I've gone to a blood donation drive and sat in one of those old RVs and just felt gross.

This is that times ten. We have screens in the vehicle. It's a multi-use vehicle. It's super cool. It's super innovative.

Raymond Kaniu

They offer an adaptability feature to where we're headed. Smart city mobility solutions using autonomous vehicles.

JéGo's long-term vision is to build the world's largest logistics network powered by autonomous vehicles—giving entrepreneurs the space to compete without the burden of fixed costs like rent.

Our team comes from the tech, government, healthcare, and finance spaces, and our engineers are led by an expert with over a decade of experience and leadership at a Fortune 100 engineering and manufacturing company. As CEO, I have over 15 years of

experience in technology development and software engineering, and I am also a graduate of the 2020 Nasdaq Milestone Makers program.

Together, with a refined prototype and manufacturing within our reach, we anticipate our pilot for the JéGo Pod to launch in our first market by Q2 2022, with a fleet of vehicles in multiple pilot cities within 5 years.

Join us in changing the world by building a new automated logistics infrastructure powered by JéGo Pods, ensuring the present and future growth of businesses in a post-pandemic world, while rethinking how we'll use autonomous vehicles in the future.

Invest with JéGo today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:08 PM 09/10/2021
FILED 01:08 PM 09/10/2021
SR 20213214013 - File Number 6148171

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF JEGO TECHNOLOGIES, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

JeGo Technologies, Inc., a corporation (the "***Corporation***") organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

DOES HEREBY CERTIFY:

That the Sole Director duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the Corporation, declaring said amendment and restatement (this "***Amendment***") to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended and restated to read as follows:

FOURTH: The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is five million (5,000,000) shares, consisting of:

A. Five million (5,000,000) shares of common stock, par value $0.0001 per share (the "***Common Stock***"), of which:

   a. Three million (3,000,000) shares are designated as Class A Common Stock (the "***Class A Common Stock***"); and

   b. Two million (2,000,000) shares are designated as Class B Common Stock (the "***Class B Common Stock***."

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of the capital stock of the Corporation.

B. COMMON STOCK

   a. Voting. Except as required by law, the Class A Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter or take any written action. Each holder of shares of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

b. Liquidation. Dissolution or Winding Up; Certain Mergers. Consolidations and Asset Sales.

   i. Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

   ii. Deemed Liquidation Events.

      1. Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***":

         a. a merger or consolidation in which

            i. the Corporation is a constituent party or

            ii. a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (I) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

      2. the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of

related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

3. Effecting a Deemed Liquidation Event.

   a. The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation.

   b. Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event.

   c. Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of capital stock of the Corporation as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation after taking into account the previous payment of the Initial Consideration as part of the same transaction`

FURTHER RESOLVED, pursuant to a resolution duly adopted by the Sole Director and effective upon the filing of this Amendment with the Secretary of State of the State of Delaware, a twenty-for-one (20:1) forward stock split for each share of Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action of the part of the holders thereof will occur (the "***Forward Stock Split*").** The par value of the Common Stock shall remain $0.001 per share. This conversion shall apply to all shares of Common Stock. Any fractional shares of Common Stock shall be rounded up to the next whole number. All certificates representing shares of Common Stock outstanding immediately prior to the filing of this Amendment shall immediately after the filing of this Amendment represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Amendment.

FURTHER RESOLVED, that the foregoing Amendment was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law.

FURTHER RESOLVED, that this Amendment, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been executed by the shareholders of the Company representing the majority-in-interest.

Shareholder:

____

Frederick Akpoghene

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

linkedin.com/company/76080805/admin/

Search | Home | My Network | Jobs | Messaging | Notifications | Me | Work | Learning

JeGo Technologies Inc. Super admin view

View as member

All Pages | Products | Content | Analytics | Activity | Admin tools

JeGo Technologies Inc.
10 followers
2w • Edited

JéGO plans to launch a campaign on StartEngine! This means that every day people could have a chance to actually invest and own a piece of the company itself. If you'd like to be notified early you can sign up here!
https://lnkd.in/dTet3CZR

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

JéGO

Messaging

Type here to search | 50°F | 10:36 PM 10/17/2021



linkedin.com/company/76080805/admin/

JeGo Technologies Inc. Super admin view

View as member

All Pages Products Content Analytics Activity

Admin tools

JeGo Technologies Inc.
10 followers
2w • Edited

JéGO plans to launch a campaign on StartEngine! This means that every day people could have a chance to actually invest and own a piece of the company itself. If you'd like to be notified early you can sign up here!
https://lnkd.in/dTet3CZR

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


instagram.com/p/CVIt_lXL7xK/
Instagram
Search
jegotechnologies
Follow
You can be a
SHAREHOLDER
JéGO × start engine
jegotechnologies • Follow
jegotechnologies JéGO @jegotechnologies plans to launch a campaign on #StartEngine. This means that every day people could have a chance to actually invest and own a piece of the company itself. If you'd like to be notified early you can sign up here! Or click the link in my bio. https://ttw.startengine.com/ttw/jego
DISCLAIMER: NO MONEY OR OTHER
10 likes
10 HOURS AGO
Add a comment...
Post
https://www.instagram.com/p/CVIt_lXL7xK/
Type here to search
50°F
10:37 PM
10/17/2021

5:25

ABOVAV_MIND

Posts



View Insights

Boost Post

Liked by **jawanzam** and **69 others**

abovav_mind A little teaser of what I've been pouring my entire frequency & soul into this whole year. Literal blood, sweat and tears.

This is the first product from @jegotechnologies called, JéGO PODS. Our team is fully committed to getting this on the road by 2022. Our mission is to create sustainable solutions that inspire communities to create value from their resources.

•

We have been able to secure capital from Angel Investors, Venture and soon, the public will be able to invest as well.

•We also have partnerships with organizations ranging from healthcare, big tech, government organizations, entertainment and retail.

•

Click the link in my bio to Stay tuned for more updates on JéGO. #JéGO #JeGO #autonomousvehicles #smartcities #cop26 #smartcitymobility #thefutureofcommerceandtransportation

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST

View all 9 comments

5:25

JEGOTECHNOLOGIES

Posts



View Insights   Boost Post

Liked by **abovav_mind** and **25 others**

jegotechnologies A little teaser of what our team has been working on.

Ladies and Gentlemen, the first product from @jegotechnologies called, JéGO PODS. Our team is fully committed to getting this on the road by 2022. Our mission is to create sustainable solutions that inspire communities to create value from their resources.

•

We have been able to secure capital from Angel Investors, Venture and soon, the public will be able to invest as well.

•We also have partnerships with organizations ranging from healthcare, big tech, government organizations, entertainment and retail.

•

Click the link in our bio to Stay tuned for more updates on JéGO. #JéGO #JeGO #autonomousvehicles #smartcities #cop26 #smartcitymobility #thefutureofcommerceandtransportation

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST



Frederick Akpoghene
CEO/Founder at JéGo Technologies Inc.| Smart City Mobility solutions | NASDAQ Milestone Maker | Climate T...
4d • Edited •

A little teaser of what our team has been working on.

Ladies and Gentlemen, the first product from @jegotechnologies called, JéGO PODS. Our team is fully committed to getting this on the road by 2022. Our mission is to create sustainable solutions that inspire communities to create value from their resources.
•
We have been able to secure capital from Angel Investors, Venture and soon, the public will be able to invest as well.
•We also have partnerships with organizations ranging from healthcare, big tech, government organizations, entertainment and retail.
•
Visit https://lnkd.in/dnt_SkKj to stay updated on how the public can invest in JéGO. #JéGO #JeGO #autonomousvehicles #smartcities #cop26 #smartcitymobility #thefutureofcommerceandtransportation

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST

